UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

OptimizeRx Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

68401U105
(CUSIP Number)

Shad Stastney
Vicis Capital, LLC
445 Park Avenue, Suite 1901
New York, NY 10022
(212) 909-4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 68401U105

1.	Names of Reporting Persons.

Vicis Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

		896,340
NUMBER OF
SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9.	Sole Dispositive Power
PERSON WITH
		896,340

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

896,340

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

6.3%

14.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 68401U105

1.	Names of Reporting Persons.

SLS Holdings I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

NUMBER OF		650,000
SHARES
BENEFICIALLY	8.	Shared Voting Power
OWNED BY
EACH		0
REPORTING
PERSON	9.	Sole Dispositive Power
WITH
		650,000

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

650,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

4.6%

14.	Type of Reporting Person (See Instructions)

OO - limited liability company

Preliminary Note:

This Schedule 13D is being jointly filed by Vicis Capital, LLC (“Vicis”) and SLS Holdings I, LLC (“SLS I”). Messrs. Shadron Stastney, John Succo and Sky Lucas are each members of Vicis and SLS I. Because the same three individuals are members of both entities, Vicis and SLS I may be deemed to constitute a “group.” This filing does not constitute an admission that, by these actions, Vicis and SLS I constitute or have formed a “group” within the meaning of Regulation 13D under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of OptimizeRx Corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 407 6th Street, Rochester, MI, 48307.

Item 2. Identity and Background

(a)	The name of the Reporting Persons are Vicis and SLS I. Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor, directly holds 896,340 of the shares reported on this Schedule. Vicis may be deemed to beneficially own such 896,340 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis. SLS I directly holds 650,000 of the shares reported on this Schedule.

(b)	The address of Vicis is 445 Park Avenue, Suite 1901, New York, NY 10022. The address of SLS I is 445 Park Avenue, Suite 1901, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund. SLS I is a limited liability company, the principal business of which is the ownership of the securities of the Issuer.

(d)	Neither Vicis nor SLS I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Neither Vicis nor SLS I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital, LLC is a limited liability company organized under the laws of the state of Delaware. SLS Holdings I, LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis and each member of the Board of Directors of SLS I (the “Insiders”):

Members of Vicis Capital, LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

Members of Board of Directors of SLS Holdings I, LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer of Vicis Capital, LLC

John Succo	Member and Chief Investment Officer of Vicis Capital, LLC

Sky Lucas	Member and Head of Global Convertible Arbitrage of Vicis Capital, LLC

The business address of each of the Insiders is 445 Park Avenue, Suite 1901, New York, NY 10022. To Vicis’s and SLS I’s knowledge, respectively, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Fund previously acquired: (i) 246,598 shares of Common Stock; (ii) 35 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”); (iii) a warrant to purchase 6,000,000 shares of Common Stock (the “Series A Warrant”); (iv) 15 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”); and (v) a warrant to purchase 3,000,000 shares of Common Stock (a “Series B Warrant” and each Series B Warrant together with the Series A Warrant, the “Warrants”). On September 16, 2011, pursuant to a Securities Purchase Agreement, the Fund acquired from the Issuer (i) 15 shares of Series B Preferred Stock and (ii) a Series B Warrant to purchase 1,000,000 share of Common Stock for aggregate consideration of $1,500,000. Pursuant to the terms of such Securities Purchase Agreement, the Issuer has the right to sell to the Fund, at the Issuer’s sole discretion, (x) at any time between December 1, 2011 and April 30, 2012, 15 additional shares of Series B Preferred Stock and an additional Series B Warrant to purchase 1,000,000 shares of Common Stock and (y) at any time between May 1, 2012 and August 31, 2012, 20 additional shares of Series B Preferred Stock and an additional Series B Warrant to purchase 1,333,334 shares of Common Stock

The terms of the Series A Preferred Stock and Series B Preferred Stock Certificates of Designations and of each of the Warrants contain conversion caps that prevent the Fund from exercising or converting, as the case may be, an amount of such Series A Preferred Stock, Series B Preferred Stock, or Warrant to the extent that the Fund would beneficially own greater than 4.9% of the outstanding Common Stock. As a result of such conversion caps, no shares of Common Stock underlying the Series A Preferred Stock, the Series B Preferred Stock, or any of the Warrants is included in the shares reported by Vicis on this Schedule.

Each share of the Series A Preferred Stock and of the Series B Preferred Stock is convertible, subject to adjustment, into such number of shares of Common Stock equal to the stated value of such share divided by the conversion price of such share, such that 3,500,000 shares of Common Stock underlie the Series A Preferred Stock owned by Vicis (subject to the limitations imposed by the applicable conversion cap) and 2,000,000 shares of Common Stock underlie the Series B Preferred Stock owned by Vicis (subject to the limitations imposed by the applicable conversion cap).

On November 16, 2010, March 25, 2011, and November 21, 2011, the Issuer paid to the Fund dividends on the Preferred Stock in the form of 173,922 shares of Common Stock, 252,526 shares of Common Stock, and 223,294 shares of Common Stock, respectively.

As a result of the transactions described above, when the 246,598 shares of Common Stock previously acquired by the Fund are aggregated with the 649,742 shares of Common Stock acquired by the Fund as Common Stock dividends paid to the Fund with respect to the Preferred Stock, Vicis may be deemed to beneficially own 896,340 shares of Common Stock.

On September 21, 2010, SLS I acquired from a private party: (i) 400,000 shares of Common Stock and (ii) a purchase right option to acquire up to 250,000 shares of Common Stock from such party at any time on or before September 21, 2013, for aggregate consideration of $500,000. As a result, SLS I may be deemed to beneficially own 650,000 shares of Common Stock.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the securities of the Issuer described in this Schedule as held by the Fund for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund. SLS I acquired the securities of the Issuer described in this Schedule as held by SLS I for investment purposes.

On July 28, 2010, Mr. Shad Stastney was appointed to the Issuer's board of directors pursuant to the board election rights granted to the holders of the Issuer’s Series B Preferred Stock (which right provides that so long as any shares of Series B Preferred Stock are outstanding, the holders of the outstanding shares of Series B Preferred Stock shall, voting together as a separate class, be entitled to elect the number of directors on the Issuer’s board of directors that is determined using the following formula, rounded up: X = D x ((B + C) / O), where X equals the number of Series B Preferred Stock directors, rounded up or down to the nearest whole number; D equals the then-current total number of directors of the Issuer; B equals the then-current total number of shares of Common Stock underlying all of the outstanding shares of Series B Preferred Stock, C equals the then-current total number of shares of Common Stock held by all holders of Series B Preferred Stock, and O equals the then-current total number of shares of the Issuer’s Common Stock issued and outstanding). Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital, LLC, a company he jointly founded in 2004, and a member of SLS I. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of several public companies.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

SLS I and representatives of SLS I have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, neither of the Reporting Persons has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but each Reporting Person will continue to review this position based upon further developments.

As permitted by law, each Reporting Person may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer

(a)	The Fund, for which Vicis Capital, LLC acts as investment advisor, directly holds 896,340 of the shares reported on this Schedule. Vicis Capital, LLC may be deemed to beneficially own such 896,340 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC. The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked at any time. Vicis disclaims beneficial ownership of any shares reported on this Schedule. The foregoing 896,340 shares of Common Stock represent approximately 6.3% of the Issuer’s outstanding Common Stock (based upon 14,192,496 shares of Common Stock outstanding at November 14, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 23, 2011).

SLS I directly holds 650,000 of the shares reported on this Schedule. The foregoing 650,000 shares of Common Stock represent approximately 4.6% of the Issuer’s outstanding Common Stock (based upon 14,192,496 shares of Common Stock outstanding at November 14, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 23, 2011, and 250,000 shares of Common Stock underlying the purchase right option owned by SLS I). SLS I disclaims beneficial ownership of any shares held by the Fund reported on this Schedule.

(b)	For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, the Reporting Persons have not effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated January 20, 2012, between Vicis Capital, LLC and SLS Holdings I, LLC

Exhibit B	SLS Holdings I, LLC Action of Chairman, dated January 20, 2012

Exhibit C	Securities Purchase Agreement by and among OptimizeRx Corporation, David Harrell, and Vicis Capital Master Fund dated September 21, 2010

Exhibit D	Securities Purchase Agreement by and between OptimizeRx Corporation and Vicis Capital Master Fund dated September 5, 2008 (incorporated herein by reference to Exhibit 10.2 to Form S-1 filed by OptimizeRx Corporation on November 12, 2008)

Exhibit E	Certificate of Designation, Preferences, and Rights of Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to Form S-1 filed by OptimizeRx Corporation on November 12, 2008)

Exhibit F	Series A Warrant to Purchase Shares of OptimizeRx Corporation (incorporated herein by reference to Exhibit 10.3 to Form S-1 filed by OptimizeRx Corporation on November 12, 2008)

Exhibit G	Securities Purchase Agreement by and between OptimizeRx Corporation and Vicis Capital Master Fund dated June 4, 2010 (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed by OptimizeRx Corporation on June 11, 2010)

Exhibit H	Certificate of Designation, Preferences, and Rights of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed by OptimizeRx Corporation on June 11, 2010)

Exhibit I	Form of Series B Warrant to Purchase Shares of OptimizeRx Corporation (incorporated herein by reference to Exhibit 4.2 to Form 8-K filed by OptimizeRx Corporation on June 11, 2010)

Exhibit J	Securities Purchase Agreement by and between OptimizeRx Corporation and Vicis Capital Master Fund dated September 16, 2011 (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed by OptimizeRx Corporation on September 21, 2011)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICIS CAPITAL, LLC

January 23, 2012
Date

By:	/s/ Andrew Comito
Name: Andrew Comito
Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to The Amacore Group, Inc. on October 1, 2009.

SLS HOLDINGS I, LLC

January 23, 2011
Date

By:	/s/ Andrew Comito
Name: Andrew Comito
Title: Authorized Representative*

* Executed pursuant to the authorization of the members of SLS Holdings I, LLC attached as Exhibit B hereto.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of OptimizeRx Corporation which may be beneficially owned by each of them, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate. Notwithstanding the foregoing, Andrew Comito, Vicis Capital, LLC Compliance Officer, is hereby authorized to act as a representative of the signatories hereof for purposes of effecting any Schedule 13D filing or amendment thereof, or any other SEC ownership filing which may relate hereto.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement. Further, the undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 20th day of January, 2012.

VICIS CAPITAL, LLC

By:	/s/ Andrew Comito, Compliance Officer

SLS HOLDINGS I, LLC

By:	/s/ Shad Stastney, Chairman

Exhibit B

SLS HOLDINGS I, LLC

ACTION OF CHAIRMAN

The undersigned, being the Chairman of SLS Holdings I, LLC, a Delaware limited liability company (the “Company”), hereby takes the following action and consents to the adoption of the following pursuant to the authority granted to him in the Operating Agreement of the Company dated December 1, 2010, as amended:

The Company from time to time desires to take certain actions on its own behalf in order to comply with the securities laws of the United States and the several states thereof and the rules and regulations thereunder (collectively, the “Securities Laws”).

Therefore, the Company hereby authorizes each of Keith Hughes and Andrew Comito (each a “Compliance Person”) to:

(a)     prepare, or have prepared by legal counsel, any and all forms, reports, documents, statements, and other information, and amendments thereto (each a “Securities Filing”) that the Company may be required to file under the Securities Laws in connection with the business operations of the Company, including without limitation, each Securities Filing that the Company may be required to file under Sections 13, 14, or 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(b)     execute in the name of and on behalf of each of the Company any such Securities Filing, and timely file such form or report with the United States Securities and Exchange Commission (the “SEC”) and any similar state securities regulatory authority or stock exchange;

(c)     do and perform any and all acts for and on behalf of each of the Company that may be required by the Securities Laws or otherwise necessary or desirable to complete any such Securities Filing; and

(d)     take any other action of any type whatsoever in connection with the foregoing which, in the opinion of a Compliance Person, as the case may be, may be of benefit to, in the best interest of, or legally required by, the Company, it being understood that the documents executed by any Compliance Person on behalf of the Company pursuant to this Action of Chairman shall be in such form and shall contain such terms and conditions as such Compliance Person may approve in his discretion; and further

RESOLVED, that the Company hereby grants to each Compliance Person full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such Compliance Person shall lawfully do or cause to be done by virtue of this Action of Chairman and the rights and powers herein granted; and further

RESOLVED, that no Compliance Person, in serving in such capacity at the request of the Company, is assuming any of the responsibilities of the Company to comply with the Securities Laws; and further

RESOLVED, that this Action shall remain in full force and effect until revoked by the Chairman or by the members of the Company in a signed writing delivered to each Compliance Person; and further

RESOLVED, that all lawful action heretofore taken by a Compliance Person in furtherance of the matters approved in this Action of Chairman be, and hereby is, ratified and confirmed in all respects.

IN WITNESS WHEREOF, the undersigned has executed this consent as of the 20th day of January, 2012.

CHAIRMAN:

/s/ Shad Stastney
Shad Stastney

Exhibit C

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (the “Agreement”) is entered into this 21st day of September 2010, by and among David Harrell (the “Seller”), the Chairman of OptimizeRx Corporation, a Nevada corporation (the “Company”), and an individual resident of the State of Michigan, SLS Holdings I, LLC, a Delaware limited liability company (the “Buyer”), and the Company.

RECITALS:

WHEREAS, the Seller is the holder of 650,000 shares of the Company’s common stock, par value $.001 per share (the “Common Stock”);

WHEREAS, the Seller desires to sell and transfer to the Buyer, and the Buyer desires to purchase from Seller, (i) 400,000 shares (the “Closing Shares”) of Common Stock on the Closing Date (as hereinafter defined) and (ii) the right to purchase up to 250,000 additional shares of Common Stock (the “Purchase Right Shares”, and together with the Closing Shares, the “Securities”) at an exercise price of $2.50 per share at any time on or prior to the close of business on the third (3rd) anniversary of the Closing Date (the “Purchase Right”), upon the terms and conditions set forth herein.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.         Purchase and Sale; Assignment and Assumption. The parties hereby agree that the Seller will sell and assign to the Buyer, and the Buyer will purchase and assume from the Seller, all of the Seller’s right, title and interest in the Closing Shares and in the Purchase Right. From and after the Closing Date, the Buyer shall have the rights that have been assigned to, and assumed by, it pursuant to this Agreement, and the Seller shall relinquish his rights under and to the Closing Shares.

2.         Consideration. The aggregate purchase price (the “Purchase Price”) for the Closing Shares and the Purchase Right shall be Five Hundred Thousand Dollars ($500,000.00).

3.         Closing. The closing of the transactions described herein shall occur on September 21, 2010 or at such place, on such date, at such time (the “Closing Date”) as the parties may agree. On the Closing Date, subject to the terms and conditions hereof, the following actions shall be taken:

(a)         The Seller shall surrender and deliver to the Buyer original certificates representing the Closing Shares and any and all consents of the Company, or other third parties, necessary for the valid assignment of the Closing Shares by the Seller to the Buyer.

(b)         The Buyer shall deliver to the Seller the Purchase Price via wire transfer of immediately available funds in accordance with the instructions provided by the Seller.

4.         Purchase Right.

(a)         Mechanics of Purchase Right. At any time beginning on the Closing Date until on or prior to the close of business on the third (3rd) anniversary of the Closing Date, the Buyer may exercise the Purchase Right in whole or in part by providing a notice to Seller accompanied by a payment via wire transfer of immediately available funds in accordance with the instructions provided by the Seller of an amount of consideration therefor equal to Two Dollars and Fifty Cents ($2.50) (subject to adjustment as provided in Section 4(b)) multiplied by the number of shares of Purchase Right Shares that the Buyer is electing to purchase. Upon such exercise, the Seller shall promptly (but in no event later than three (3) days following such exercise) surrender and deliver to the Buyer original certificates representing the Purchase Right Shares so exercised and any and all consents of the Company, or other third parties, necessary for the valid assignment of such Purchase Right Shares by the Seller to the Buyer.

(b)         Adjustments. In the event of any adjustment in the Purchase Right Shares, including as a result of stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, the number of shares of Common Stock constituting Purchase Right Shares and the terms and conditions thereof (including without limitation the exercise price thereof) shall be equitably adjusted by the Buyer in the Buyer’s reasonable good faith to account for the impact of such adjustment.

5.         Seller’s Representations and Warranties. The Seller hereby represents and warrants to the Buyer as of the date hereof and as of the Closing Date, and as of each date on which Buyer exercises the Purchase Right:

(a)         Power. The Seller has full authority and power to execute and deliver this Agreement and the obligations arising thereunder and to sell and transfer the Securities to the Buyer as provided herein.

(b)         Authorization. The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action of the Seller and no other action on the part of the Seller is necessary to authorize the execution and delivery by the Seller of this Agreement or the consummation of any of the transactions contemplated hereby.

(c)         Binding Obligation. This Agreement has been duly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(d)         Violations or Defaults. Neither the execution, delivery or performance by the Seller of this Agreement nor the consummation of the transactions contemplated hereby will contravene, conflict with, or result in a breach or violation of or default under, any currently existing law applicable to the Seller, or any agreement, judgment, injunction, order, decree, indenture or instrument binding upon the Seller.

(e)        Consents. No governmental authorization is required to be obtained by the Seller from, and no filing with a governmental entity is required to be made by the Seller in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(f)         Title. The Seller holds good and marketable title to the Securities and owns the Securities free and clear of any liens, restrictions on transfer (other than restrictions under applicable securities laws), options, warrants, purchase rights, contracts or other claims. The Seller is not a party to any option, warrant, purchase right or other contract or commitment that could require the Seller to sell or transfer the Securities (other than as set forth in this Agreement).

(g)        Non-Public Information. The Seller acknowledges that the Buyer may have non-public information with respect to the Company which Seller agrees need not be provided to him.

(h)        Legal Proceedings. There are no legal or administrative proceedings pending or threatened against the Seller or the Securities that would impair the ability of the Buyer to perform its obligations under this Agreement or the enforceability against the Buyer of this Agreement.

(i)         No Broker. The Seller has not engaged or made any arrangements with any broker-dealer, placement agent, financial advisor or consultant, finder, investment banker or bank to offer or sell the Securities and has not incurred any brokers, finders or similar fee in connection with the transactions contemplated by this Agreement. The Seller hereby agrees to indemnify and hold harmless the Buyer against any claim, cost, loss, liability or expense (including, without limitation, attorneys’ fees and out-of-pocket expenses) arising in connection with any claim for any such fees or commissions.

6.         Buyer’s Representations and Warranties. Buyer hereby represents and warrants to the Seller as of the date hereof and as of the Closing Date, and as of each date on which Buyer exercises the Purchase Right that:

(a)         Incorporation and Corporate Authority. The Buyer is duly organized and validly existing under the laws of the jurisdiction of its organization, and the Buyer has full organizational power and authority to execute and deliver, and to incur and perform its obligations under this Agreement.

(b)         Authorization. The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all corporate action by the Buyer and no other proceeding on the part of the Buyer is necessary to authorize the execution and delivery by the Buyer of this Agreement or the consummation of any of the transactions contemplated hereby.

(c)         Binding Obligation. This Agreement has been duly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(d)         Violations or Defaults. Neither the execution, delivery or performance by the Buyer of this Agreement nor the consummation of the transactions contemplated hereby contravene, conflict with, or result in a breach or violation of or default under, any currently existing law applicable to the Buyer, the organizational documents of the Buyer, or any agreement, judgment, injunction, order, decree, indenture or instrument binding upon the Buyer.

(e)         Consents. No governmental authorization is required to be obtained by the Buyer from, and no filing with a governmental entity is required to be made by the Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(f)         Legal Proceedings. There are no legal or administrative proceedings pending or threatened against the Buyer other than those in respect of the Buyer that would not impair the ability of the Buyer to perform its obligations under this Agreement or the enforceability against the Buyer of this Agreement.

(g)         No Broker. The Buyer has not engaged or made any arrangements with any broker-dealer, placement agent, financial advisor or consultant, finder, investment banker or bank in connection with the transactions contemplated by this Agreement and has not incurred any brokers, finders or similar fee in connection with the transactions contemplated by this Agreement. The Buyer hereby agrees to indemnify and hold harmless the Seller against any claim, cost, loss, liability or expense (including, without limitation, attorneys’ fees and out-of-pocket expenses) arising in connection with any claim for any such fees or commissions.

7.         Covenants of Seller.

(a)        Lock-Up and Leak Out.

(i)         General Lock-Up of Securities. Subject to the provisions of subsection (ii) hereof, during the period commencing on the Closing Date and ending on the date that the Buyer ceases to hold any securities issued by the Company (such period is referred to herein as the “Lock-Up Period”), the Seller shall not (A) sell, transfer, assign, offer, pledge, contract to sell, transfer or assign, sell any option or contract to purchase, purchase any option or contract to sell, transfer or assign, grant any option, right or warrant to purchase, or otherwise transfer, assign or dispose of, directly or indirectly, any securities of the Company now held or hereafter acquired by the Seller (except to Buyer pursuant to the Purchase Right) (all such securities, the “Locked-Up Securities”), or (B) enter into any swap or other arrangement that transfers or assigns to another person or entity, in whole or in part, any of the economic benefits, obligations or other consequences of any nature of ownership of the Locked-Up Securities, whether any such transaction is to be settled by delivery of the Locked-Up Securities in cash or otherwise. Each of the transactions referred to in the foregoing clauses (A) and (B) is referred to herein individually as a “Sale” and collectively as “Sales”.

(ii)         Leak-Out Rights. Notwithstanding the provisions of subsection (i) hereof, at any time after the two- (2) year anniversary of the Closing Date, the Seller shall have the right to consummate Sales of shares of Common Stock constituting Locked-Up Securities (“Locked-Up Shares”) to the extent such Sales of Locked-Up Shares in the aggregate during any calendar year do not exceed five percent (5%) of the Locked-Up Shares then held by the Seller; provided, however, that in no event may Seller consummate a Sale of shares of Common Stock constituting Purchase Right Shares prior to the expiration of the Purchase Right.

(iii)         Notice of Sale. As promptly as possible on the same day that the Seller consummates any Sale of Locked-Up Securities during the Lock-Up Period, the Seller shall notify the Buyer of such Sale.

(iv)         Equitable Remedies. The Seller acknowledges and agrees that the Buyer’s remedy at law for a breach or threatened breach of any of the provisions of this Section 6(a) would be inadequate and, in recognition of this fact, in the event of a breach or threatened breach by the Seller of any of the provisions of this Agreement it is agreed that, in addition to its remedy at law, the Buyer shall be entitled, without posting any bond, to equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available. Nothing herein contained shall be construed as prohibiting the Buyer from pursuing any other remedies available to it for such breach or threatened breach.

(v)         Stop Transfer Orders. The Seller agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Locked-Up Securities except in compliance with the foregoing restrictions. Upon presentation by the Buyer to the Company of reasonable evidence that the Seller has or is about to breach its covenants hereunder, the Company agrees promptly to issue stop transfer instructions to the Company’s transfer agent in connection with any purported transfer of Locked-Up Securities by the Seller.

(b)        Indemnification. The Seller agrees to defend, indemnify and hold harmless the Buyer and all of its affiliates, members, managers, officers, directors, representatives and agents (collectively, the “Buyer Indemnified Parties”) and shall reimburse the Buyer Indemnified Parties for, from and against each claim, loss, liability, cost and expense (including without limitation, interest, penalties, costs of preparation and investigation, and the actual fees, disbursements and expenses of attorneys, accountants and other professional advisors) (collectively, “Losses”) resulting from or arising out of (i) any representation by the Seller being untrue in any material respect when given, or any breach of warranty or non-fulfillment of any covenant, agreement or other obligation by or of the Seller, in each case contained herein or in any certificate, document, or instrument delivered by the Seller to the Buyer; or (ii) the Seller’s failure to comply with applicable law.

8.         Notices. All notices and other communications provided for hereunder shall be in writing and shall be mailed, facsimiled or delivered, if to any party, at the following address:

If to the Buyer:

SLS Holdings I, LLC

445 Park Avenue

Suite 1901

New York, NY 10022

Attn: Shad Stastney

Facsimile: (212) 909-4601

With a copy to:

Quarles & Brady LLP

411 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

Attention: Hoyt R. Stastney, Esq.

Facsimile: (414) 978-8968

If to the Seller:

David Harrell

54437 Salem Drive

Shelby Township, MI 48316

All such notices and other communications shall be effective, (i) if mailed, when received or three (3) days after deposited in the mail, whichever occurs first, (ii) if telecopied, on the date of transmission if transmitted before 4:00 p.m. (Eastern time) otherwise on the next business day, (iii) if delivered by personal delivery, upon delivery, or (iv) if delivered by overnight courier one (1) business day after delivery to the courier (specifying one (1) business days’ delivery), in each case, properly addressed.

9.         Further Assurances. From time to time after the Closing Date, the parties hereto shall execute and deliver, or cause to be executed and delivered, such documents to the other party hereto and take such further action as such other party hereto shall reasonably request to consummate and make effective the transactions contemplated by this Agreement.

10.       Transaction Costs. Each party to this Agreement shall be responsible for its own costs attendant to the transactions contemplated by this Agreement, whether or not Closing occurs.

11.       Cumulative Remedies. The remedies of the parties hereunder shall be cumulative, and the exercise by a party of any of its remedies at law or in equity to recover any damages shall not affect any other remedy available to such party.

12.         Survival of Representations and Warranties. The respective representations and warranties of the parties set forth in this Agreement shall survive the Closing notwithstanding any investigation made by or on behalf of any such party.

13.         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws.

14.         Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements of the parties, oral or written, regarding such subject matter.

15.         Amendments. This Agreement may be amended only by a written instrument executed by the parties hereto.

16.         Terms; Headings; References. The definitions set forth in this Agreement apply equally to both the singular and the plural forms of such terms. Whenever the context may require, any pronoun shall be deemed to include the corresponding masculine, feminine and neuter forms. The words “include,” “includes,” and “including” shall be interpreted as if followed by the phrase “without limitation.” The words “hereby,” ”herein,” “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or clause of this Agreement. All references herein to Articles and Sections shall be deemed references to Articles and Sections of this Agreement unless the context shall otherwise require. The Article, Section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

17.         Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by facsimile or email transmission shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by facsimile or email transmission also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

18.         Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. The rights and obligations of the Seller or the Company under this Agreement shall not be assigned by Seller or the Company without the prior written consent of the other parties. The rights and obligations of the Buyer under this Agreement may be assigned by the Buyer without the prior written consent of the other parties.

19.         Severability; Enforcement. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable under any applicable law or rule in any jurisdiction, such provision will be ineffective only to the extent of such invalidity, illegality or unenforceability in such jurisdiction, without invalidating the remainder of this Agreement in such jurisdiction or any provision hereof in any other jurisdiction.

20.         Waiver. None of the terms and conditions of this Agreement may be changed, waived, modified or varied in any manner whatsoever unless in writing duly signed by each of the parties.

21.         Third-Party Beneficiaries. This Agreement is made solely and specifically between and for the benefit of the parties hereto and no other person shall have or be entitled to any rights hereunder on account of or as a third party beneficiary or otherwise.

22.         Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

23.         No Party Deemed Drafter. Each of the parties hereto agrees that no party hereto shall be deemed to be the drafter of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

SELLER:	BUYER:

DAVID HARRELL	SLS HOLDINGS I, LLC

	By:	/s/ Shad Stastney
/s/ David Harrell	Name: Shad Stastney
David Harrell	Title: Member

COMPANY:

OPTIMIZERX CORPORATION

By:	/s/ Terry Hamilton
Name: Terry Hamilton
Title: SVP, Officer